Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Amendment NO.1 to Form F-1 of Mingteng International Corporation Inc. of our report dated April 30, 2026, relating to the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes, included in Mingteng International Corporation Inc.'s Annual Report on Form 20-F for the year ended December 31, 2025.

We also consent to the reference of HTL International, LLC, as an independent registered public accounting firm, as expert in matters of accounting and auditing under the heading "Experts" in such Registration Statement.

/s/ HTL International LLC

HTL International LLC
Houston, Texas

July 24, 2026